Exhibit 99.1

Response to letter inquiry

Leverkusen, 14. June 2016

As part of our social responsibility we are committed to constructive dialogue with relevant stakeholders about the future of agriculture and food security.

As you are aware, Bayer has made an offer to acquire Monsanto. This is just the first step of a proposed transaction. Until a potential deal is closed both companies continue to operate as independent companies. We, therefore, are not in a position to answer questions concerning Monsanto’s business at this point in time.

We are aware of the reputation — justified or not — that precedes Monsanto and we take very seriously the concerns associated with it. At the same time, we believe that the proposed transaction represents a tremendous opportunity.

The agriculture industry is at the heart of one of the greatest challenges of our time: how to feed an additional 3 billion people in the world by 2050. At Bayer, we are passionate about tackling large societal challenges through innovation, science and with responsibility.

Together, we could develop new solutions for agriculture even faster in the future, and would have a geographical presence with some outstandingly complementary features — to benefit farmers all over the world.

Bayer will maintain its emphasis on social responsibility and a strong corporate culture in the future. Here we set great store by transparency and openness. We would therefore like to draw your attention to the dedicated website www.advancingtogether.com. It will keep you up to date with all the developments surrounding this topic.

Yours sincerely,

[Signature]

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.